Filed by Accelrys, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Subject Company: Symyx Technologies, Inc.

Exchange Act File Number: 000-27765

ACCELRYS ANNOUNCES FAVORABLE ISS RECOMMENDATION

FOR STOCKHOLDER VOTE ON PROPOSED MERGER WITH SYMYX

SAN DIEGO – Accelrys, Inc. (NASDAQ: ACCL), a leading scientific informatics software and services company, today announced that Institutional Shareholder Services (ISS), an independent proxy advisory firm, has recommended that stockholders of Accelrys vote “FOR” the proposed agreement providing for the merger with Symyx Technologies, Inc. (NASDAQ: SMMX). Accelrys will hold a special shareholder meeting at its headquarters in San Diego, CA, on June 30, 2010 to vote on the proposed merger.

As first announced on April 5, 2010, Symyx shareholders will receive 0.7802 shares of Accelrys common stock for each share of Symyx common stock in this tax-free, all-stock merger of equals. Following completion of the merger, Accelrys and Symyx shareholders would own approximately 50 percent of the combined company.

The joint integration planning is complete and Accelrys management has concluded that after a period of initial integration of approximately six months, full year net cost synergy savings are expected to be in the range of $10 million - $15 million. Pro forma annualized revenues are expected to be in excess of $160 million, providing the benefits of scale necessary to leverage operating expenses. Pro forma cash is expected to be in excess of $150 million (net of transaction costs). The combined company will have no debt. The transaction is expected to be accretive to Non-GAAP earnings per share for the fiscal year ending March 31, 2011 and materially accretive to Non-GAAP earnings per share for the fiscal year ending March 31, 2012.

Accelrys’ Special Meeting of Stockholders to vote on and approve the merger will be held on Wednesday, June 30, 2010 at 1 p.m. ET at 10188 Telesis Court, San Diego, CA 92121. Whether or not stockholders are able to attend the Special Meeting in person, the Accelrys board urges all stockholders to vote “FOR” the transaction by signing and dating and returning their proxy cards. Signing a proxy card today cancels any card previously signed. Only the latest dated proxy counts. Accelrys stockholders who have questions about the merger, need assistance submitting their proxy or voting their shares should contact the Company’s proxy solicitor, Laurel Hill Advisory Group, LLC, toll-free at (888) 742-1305.

About Accelrys, Inc.

Headquartered in San Diego, California, Accelrys develops scientific informatics software and solutions for the life sciences, energy, chemicals, aerospace, and consumer products industries. Customers include many Fortune 500 companies and other commercial entities, as well as academic and government entities. Accelrys has a vast portfolio of computer-aided design modeling and simulation offerings which assist customers in conducting scientific experiments ‘in silico’ in order to reduce the duration and cost of discovering and developing new drugs and materials. Its scientific informatics platform underlies the company’s computer-aided design modeling and simulation offerings. The Accelrys platform can be used with both Accelrys and competitive products, as well as with customers’ proprietary predictive science products. Its flexibility, ease-of-use and advanced chemical, text and image analysis and reporting capabilities enable customers to mine, aggregate, analyze and report scientific data from disparate sources, thereby better utilizing scientific data within their organizations. For more information about Accelrys, visit http://www.accelrys.com/.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the timing and anticipated completion of the proposed merger; the benefits expected to result from the proposed merger; the annual net cost synergy savings, annualized revenues and pro forma cash reserves expected to result from the proposed merger; and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of Accelrys and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and Accelrys does not undertake any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to: any operational or cultural difficulties associated with the integration of the businesses of Accelrys and Symyx; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; litigation or adverse judgments relating to the proposed merger; risks relating to the completion of the proposed merger, including the risk that the required stockholder approvals might not be obtained in a timely manner or at all or that other conditions to the completion of the proposed merger will not be satisfied; the failure to realize annual net cost synergy savings from the proposed merger or delay in the realization thereof; and any changes in general economic and/or industry-specific conditions. Additional factors that could cause actual results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Accelrys for the year ended March 31, 2010, which was filed with the Securities and Exchange Commission (“SEC”) on May 28, 2010, under the heading “Item 1A—Risk Factors,” and in the Quarterly Report on Form 10-Q of Symyx for the quarter ended March 31, 2010, which was filed with the SEC on May 3, 2010, under the heading “Item 1A—Risk Factors,” and in subsequent reports on Forms 10-K, 10-Q and 8-K and other filings made with the SEC by each of Accelrys and Symyx.

Important Merger Information and Additional Information and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Accelrys has filed with the SEC, and the SEC has declared effective, a Registration Statement on Form S-4 (the “Registration Statement”) that includes a joint proxy statement of Accelrys and Symyx and that also constitutes a prospectus of Accelrys. The definitive joint proxy statement/prospectus of Accelrys and Symyx has been mailed to the stockholders of Accelrys and the stockholders of Symyx. Investors are strongly urged to read the definitive joint proxy statement/prospectus regarding the proposed merger and other documents filed with the SEC by Accelrys and Symyx, because they contain important information about Accelrys, Symyx and the proposed merger. You may obtain copies of the definitive joint proxy statement/prospectus and other documents filed by Accelrys and Symyx with the SEC free of charge at the SEC’s website, www.sec.gov, or by directing a request for such filing to (i) Accelrys at 10188 Telesis Court, San Diego, California 92121-1761, Attention: Corporate Secretary, (ii) Accelrys’s proxy solicitor, Laurel Hill Advisory Group, LLC, 100 Wall Street, 22nd Floor, New York, New York 10005 or by calling Laurel Hill Advisory Group, LLC at (888) 742-1305 (toll free) or (917) 338-3181 (call collect) or by emailing jeinsidler@laurelhill.com, (iii) Symyx Technologies, Inc., 1263 East Arques Avenue, Sunnyvale, CA 94085, Attention: Corporate Secretary, or (iv) Symyx’s proxy solicitor, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016 or by calling Mackenzie Partners, Inc. at (800) 322-2885 (toll free) or (212) 929-5500 (call collect) or by emailing symyxproxy@mackenziepartners.com.

Accelrys, Symyx and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger. Information about the directors and executive officers of Accelrys is set forth in Accelrys’s most recent definitive proxy statement, which was filed with the SEC on July 21, 2009. Information about the directors and executive officers of Symyx is set forth in Symyx’s most recent definitive proxy statement, which was filed with the SEC on April 29, 2009. Certain directors and executive officers of Accelrys and Symyx may have direct or indirect interests in the proposed merger due to securities holdings, pre-existing or future indemnification arrangements, vesting of options or rights to severance payments if their employment is terminated following the proposed merger. Investors may obtain additional information regarding the interests of such participants by reading the Registration Statement and the definitive joint proxy statement/prospectus of Accelrys and Symyx filed by Accelrys with the SEC on May 19, 2010.

Contact:

Accelrys, Inc.

Michael A. Piraino

Senior Vice-President and CFO

858-799-5200

or

MKR Group, Inc.

Investor Relations

Todd Kehrli or Charles Messman

323-468-2300

accl@mkr-group.com